January 30, 2012

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Andrew D. Mew
Accounting Branch Chief

Re:	Comment Letter dated December 30, 2011
Ultrapar Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 30, 2011

File No. 001-14950

Dear Mr. Mew,

By letter dated December 30, 2011 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) issued comments to the annual report on Form 20-F filed with the Commission on June 30, 2011 (the “2010 Form 20-F”) by Ultrapar Participações S.A. (“Ultrapar” or the “Company”).

In connection with our response to the Comment Letter, we confirm that:

•	Ultrapar is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 20-F; and

•	Ultrapar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Ultrapar Participações S.A.

By:	/s/ Pedro Wongtschowski
Pedro Wongtschowski Chief Executive Officer